Contact

www.linkedin.com/in/ofek-ron
(LinkedIn)

Top Skills

Entrepreneurship

Management

Marketing

Languages

Hebrew

English

Publications

Conference Production Part I

'I saw a video and immediately
understood that we are hurting
animals for no good reason'

Conference Production Part II

Why being vegan?

Ofek Ron

CEOshi

New York City Metropolitan Area

Summary

I am a passionate entrepreneur who oversees, creates, and runs
high-scale ventures and an animal rights activist.

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Experience

Oshi

Co-founder & CEO

March 2021 - Present (5 years 3 months)

Hackensack, New Jersey, United States

Plants make the best fish.

Vegan-Friendly

10 years 5 months

Board Observer

January 2021 - Present (5 years 5 months)

Tel Aviv, Israel

Vice President Of Global Business Development, UK Director

January 2020 - January 2021 (1 year 1 month)

Tel Aviv, Israel

Vice President Of Business Development

February 2019 - January 2020 (1 year)

Tel Aviv - Jaffa, Tel Aviv District, Israel

Founding Board Member

January 2016 - February 2019 (3 years 2 months)

Tel Aviv - Jaffa, Tel Aviv District, Israel

Software Sources Ltd.

9 years 5 months

Board Member

January 2019 - Present (7 years 5 months)

Raanana, Israel

CEO
February 2017 - January 2019 (2 years)
Raanana, Israel

Director of Sales and Marketing
January 2017 - March 2017 (3 months)
Israel

SuperMeat
Project Manager
December 2016 - February 2017 (3 months)
Israel

Buzz Promotion & Production
Founder & Co-CEO
December 2013 - November 2016 (3 years)
Ra'anana

I was the company's founder and Co-CEO.

Israel Defense Forces
Special Weapons Instructor
March 2010 - March 2013 (3 years 1 month)

Software Sources Ltd.
Sales Manager
2008 - 2010 (2 years)

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Education

Reichman University (IDC Herzliya)
Bachelor's Degree, Economics · (2014 - 2017)

Reichman University (IDC Herzliya)
Bachelor's degree, Business Administration and Management,
General · (2014 - 2017)